05035840

C M 3/10

ƎD STATES
ⲔCHANGE COMMISSION
on, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 48572

SEC MAIL PROCESSING
RECEIVED
FEB 2 3 2005
WASH. D.C. SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Western International Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 South Lake Avenue
(No. and Street)

(City)	(State)	(Zip Code)
Pasadena	California	91101

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald Bizub — (626) 793-7717
(Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

(Address)	(City)	(State)	(Zip Code)
9171 Wilshire Boulevard, Suite 500	Beverly Hills	California	90210

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 14 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald Bizub, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Western International Securities, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CRAIG R. WATANABE
Comm. # 1483473
NOTARY PUBLIC - CALIFORNIA
Los Angeles County
My Comm. Expires APR 30, 2008

Signature

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTERN INTERNATIONAL SECURITIES, INC.

CONTENTS

9171 Wilshire Boulevard
Suite 500
Beverly Hills, California 90210
310-273-2770/Fax 310-273-6649
www.rkco.com

New York • Roseland • Beverly Hills • San Francisco • Walnut Creek • Dallas • Denver • Cayman Islands

Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Western International Securities, Inc.

We have audited the accompanying statement of financial condition of Western International Securities, Inc. as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Western International Securities, Inc. as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Beverly Hills, California
February 4, 2005

WESTERN INTERNATIONAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS		
Cash and cash equivalents	$	873,052
Commissions receivable		522,803
Due from registered representatives		137,477
Due from clearing firm		197,291
Deposit at clearing firm		164,234
Securities owned, at market value		470,928
Property and equipment, net		284,822
Deposits and other assets		155,589
	$	2,806,196
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Commissions payable	$	735,585
Accounts payable and accrued expenses		279,517
Income taxes payable		193,000
Obligations under capitalized leases		109,169
Deferred taxes		38,000
Total liabilities		1,355,271
Commitments and contingencies		
Stockholder's equity		
Common stock, $0.01 par value, 250,000 shares authorized, 3,000 shares issued and outstanding		30
Additional paid-in capital		927,567
Retained earnings		523,328
Total stockholder's equity		1,450,925
	$	2,806,196

See accompanying notes to financial statement.

1. Organization and summary of significant accounting policies

Nature of Operations

Western International Securities, Inc. (the Company) was incorporated in the state of Colorado in 1995 as a wholly owned subsidiary of Concept Brokerage Holding Corporation (Parent). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company executes and clears its securities transactions on a fully disclosed basis with a clearing broker and, accordingly is exempt from Rule 15c3-3 of the Securities and Exchange Commission (SEC), under paragraph (k)(2)(ii). The Company has operations in numerous states.

Cash Equivalents

The Company considers its investment in short-term money market funds to be cash equivalents.

Valuation of Investments in Securities

The Company values investments in securities that are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year. Other securities traded in the over-the-counter markets are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short.

Investment Transactions and Related Investment Income

Investment transactions are accounted for on a trade date basis. Dividends are recorded on the ex-dividend date and interest is recognized on the accrual basis. Realized gains and losses from securities transactions are reported on a first-in, first-out basis.

Property and Equipment

Property and equipment, consisting of computer equipment, furniture and leasehold improvements are recorded at cost and are depreciated using the straight-line method over their estimated useful lives.

Income Taxes

The Company files a consolidated income tax return with its Parent. The accompanying financial statement provide for income taxes as if the Company filed a separate return. Income taxes are accounted for under Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes,* which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Revenue Recognition

Income from commissions on securities transactions is recorded on a settlement date basis.

2. Property and equipment

Property and equipment consist of the following at December 31, 2004:

Furniture	$	230,648
Computer equipment		161,083
Leasehold improvements		105,007
		496,738
Less accumulated depreciation		(211,916)
Property and equipment, net	$	284,822

Depreciation expense for the year ended December 31, 2004 equaled $55,399.

Included in property and equipment are furniture and computer equipment acquired under capitalized leases with costs of $104,874 and $9,415, respectively, and accumulated depreciation of $8,368.

3. Capitalized leases

The Company leases furniture and equipment under leases which expire in 2008 and 2006, respectively.

The following is a schedule by year of future minimum lease payments under capitalized leases, together with the present value of net minimum lease payments as of December 31, 2004:

Year ending December 31,		
2005	$	34,974
2006		34,484
2007		31,147
2008		25,956
Total future minimum lease payments		126,561
Less: amount representing interest		(17,392)
Present value of minimum lease payments	$	109,169

4. Commitment

The Company leases office space at its headquarters in Pasadena, California and other locations under non-cancellable operating leases expiring from 2005 to 2009. At December 31, 2004, the Company's future minimum rental commitment is as follows:

Year ending December 31,	
2005	$ 373,411
2006	181,165
2007	73,200
2008	78,250
2009	13,182
	$ 719,208

5. Off-balance-sheet risk

Pursuant to clearing agreement, the Company introduces all of its securities transactions to a clearing broker on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearing agreement, the Company has agreed to indemnify the clearing broker for losses, if any, that the clearing broker may sustain from carrying securities transactions introduced by the Company, and to maintain certain minimum balances. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

6. Income taxes

The components of income taxes for the year ended December 31, 2004 are as follows:

Current	
Federal	$ 253,800
State	14,026
	267,826
Deferred	
Federal	58,300
State	(1,300)
	57,000
Provision for income taxes	$ 324,826

6. Income taxes (continued)

The following tabulation reconciles the federal statutory tax rate to the Company's effective rate:

	Amount	%
Federal statutory rate (approximate)	$ 349,000	34.0
Utilization of net operating loss carryforwards	(39,000)	(3.8)
Other reconciling items (including state income taxes)	14,826	2.1
Provision for income taxes	$ 324,826	32.3

Deferred income taxes are a result of timing differences between book and taxable income. The deferred tax liability as of December 31, 2004 results primarily from the use of accelerated methods of depreciation for tax purposes.

7. Contingencies

The Company is involved in various legal actions and claims arising in the normal course of business. After taking into consideration legal counsel's evaluation of such actions, management is of the opinion that their outcome will not have a significant effect on the Company's financial statement.

8. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital, maintenance of the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1, and compliance with restrictions on withdrawal of equity capital or cash dividends if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company's net capital was $975,065, which was $875,065 in excess of its minimum net capital requirement of $100,000.